EXHIBIT 99.2
THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2012	2011	2012	2011
Revenues		3,216	3,453	9,879	10,230
Operating expenses	5	(2,371)	(2,363)	(7,289)	(7,393)
Depreciation		(104)	(107)	(323)	(324)
Amortization of computer software		(175)	(155)	(516)	(481)
Amortization of other identifiable intangible assets		(158)	(152)	(459)	(446)
Other operating (losses) gains, net	6	(18)	(17)	802	302
Operating profit		390	659	2,094	1,888
Finance costs, net:
Net interest expense	7	(90)	(102)	(295)	(301)
Other finance income (costs)	7	30	(35)	44	(19)
Income before tax and equity method investees		330	522	1,843	1,568
Share of post tax earnings (losses) in equity method investees		2	4	(1)	11
Tax benefit (expense)	8	140	(145)	(106)	(371)
Earnings from continuing operations		472	381	1,736	1,208
Earnings (loss) from discontinued operations, net of tax		2	-	(1)	2
Net earnings		474	381	1,735	1,210
Earnings attributable to:
Common shareholders		462	369	1,698	1,182
Non-controlling interests		12	12	37	28

Earnings per share:	9
Basic earnings per share:
From continuing operations		$0.56	$0.44	$2.05	$1.41
From discontinued operations		-	-	-	-
Basic earnings per share		$0.56	$0.44	$2.05	$1.41

Diluted earnings per share:
From continuing operations		$0.56	$0.44	$2.04	$1.41
From discontinued operations		-	-	-	-
Diluted earnings per share		$0.56	$0.44	$2.04	$1.41

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2012	2011	2012	2011
Net earnings		474	381	1,735	1,210
Other comprehensive income (loss):
Cash flow hedges adjustments to equity		83	(203)	52	(119)
Cash flow hedges adjustments to earnings	7	(90)	195	(87)	119
Foreign currency translation adjustments to equity		128	(402)	43	6
Foreign currency translation adjustments to earnings		-	-	-	2
Net actuarial losses on defined benefit pension plans, net of tax(1)		(42)	(164)	(241)	(167)
Other comprehensive income (loss)		79	(574)	(233)	(159)
Total comprehensive income (loss)		553	(193)	1,502	1,051

Comprehensive income (loss) for the period attributable to:
Common shareholders		541	(205)	1,465	1,023
Non-controlling interests		12	12	37	28

(1)
The related tax benefit was $28 million and $101 million for the three months ended September 30, 2012 and 2011, respectively, and $123 million and $98 million for the nine months ended September 30, 2012 and 2011, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	September 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	10	769	422
Trade and other receivables		1,772	1,984
Other financial assets	10	81	100
Prepaid expenses and other current assets		604	641
Current assets excluding assets held for sale		3,226	3,147
Assets held for sale	11	141	767
Current assets		3,367	3,914
Computer hardware and other property, net		1,364	1,509
Computer software, net		1,679	1,640
Other identifiable intangible assets, net		8,215	8,471
Goodwill		16,583	15,932
Other financial assets	10	390	425
Other non-current assets	12	552	535
Deferred tax		42	50
Total assets		32,192	32,476

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	1,007	434
Payables, accruals and provisions	13	2,442	2,675
Deferred revenue		1,138	1,379
Other financial liabilities	10	97	81
Current liabilities excluding liabilities associated with assets held for sale		4,684	4,569
Liabilities associated with assets held for sale	11	18	35
Current liabilities		4,702	4,604
Long-term indebtedness	10	6,255	7,160
Provisions and other non-current liabilities	14	2,689	2,513
Other financial liabilities	10	8	27
Deferred tax		1,176	1,422
Total liabilities		14,830	15,726

Equity
Capital	15	10,331	10,288
Retained earnings		8,197	7,633
Accumulated other comprehensive loss		(1,508)	(1,516)
Total shareholders’ equity		17,020	16,405
Non-controlling interests		342	345
Total equity		17,362	16,750
Total liabilities and equity		32,192	32,476

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2012	2011	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		474	381	1,735	1,210
Adjustments for:
Depreciation		104	107	323	324
Amortization of computer software		175	155	516	481
Amortization of other identifiable intangible assets		158	152	459	446
Net losses (gains) on disposals of businesses and investments		11	(3)	(815)	(389)
Deferred tax		(97)	(55)	(216)	(229)
Other	16	(65)	(3)	(41)	161
Changes in working capital and other items	16	(153)	(158)	(211)	(349)
Net cash provided by operating activities		607	576	1,750	1,655
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(1,015)	(388)	(1,275)	(1,114)
(Payments for) proceeds from disposals, net of taxes paid		(176)	(5)	1,807	505
Capital expenditures, less proceeds from disposals		(232)	(218)	(726)	(759)
Other investing activities		1	2	8	39
Investing cash flows from continuing operations		(1,422)	(609)	(186)	(1,329)
Investing cash flows from discontinued operations		-	12	90	51
Net cash used in investing activities		(1,422)	(597)	(96)	(1,278)
FINANCING ACTIVITIES
Repayments of debt	10	-	(593)	(2)	(646)
Net borrowings (repayments) under short-term loan facilities		-	1,083	(423)	1,063
Repurchases of common shares	15	-	(319)	(168)	(319)
Dividends paid on preference shares		-	-	(2)	(2)
Dividends paid on common shares	15	(254)	(247)	(766)	(712)
Other financing activities		32	(17)	52	(31)
Net cash used in financing activities		(222)	(93)	(1,309)	(647)
Translation adjustments on cash and cash equivalents		5	(10)	2	(5)
(Decrease) increase in cash and cash equivalents		(1,032)	(124)	347	(275)
Cash and cash equivalents at beginning of period		1,801	713	422	864
Cash and cash equivalents at end of period		769	589	769	589

Supplemental cash flow information is provided in note 16.

Interest paid		(102)	(134)	(299)	(327)
Interest received		1	5	4	8
Income taxes paid		(196)	(54)	(300)	(211)

Amounts paid and received for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss) (1)	-	-	-	1,457	(35)	43	8	37	1,502
Distributions to non-controlling interest	-	-	-	-	-	-	-	(40)	(40)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(795)	-	-	-	-	(795)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	29	-	29	-	-	-	-	-	29
Repurchases of common shares	(72)	-	(72)	(96)	-	-	-	-	(168)
Stock compensation plans	85	1	86	-	-	-	-	-	86
Balance, September 30, 2012	10,176	155	10,331	8,197	(57)	(1,451)	(1,508)	342	17,362

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (1)	-	-	-	1,015	-	8	8	28	1,051
Distributions to non-controlling interest	-	-	-	-	-	-	-	(32)	(32)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(777)	-	-	-	-	(777)
Shares issued under DRIP	65	-	65	-	-	-	-	-	65
Repurchases of common shares	(127)	-	(127)	(192)	-	-	-	-	(319)
Stock compensation plans	101	(47)	54	-	-	-	-	-	54
Balance, September 30, 2011	10,116	160	10,276	10,562	(43)	(1,429)	(1,472)	349	19,715

(1)	Retained earnings for the nine months ended September 30, 2012 includes net actuarial losses of $241 million, net of tax (2011 - $167 million).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2011, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2011. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, which are included in the Company’s 2011 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (“EROA”) currently used to measure net interest attributable to plan assets. The EROA will no longer be a critical accounting estimate because the Company will not use this measure under the new accounting standard. Upon adoption, the Company will reclassify pension net interest to finance costs from its current classification within operating profit.

The expected adoption impacts to full-year 2012 results, including the related change in presentation, are as follows:

•	Operating profit and net finance costs decrease $47 million and increase $63 million, respectively, resulting in a $110 million decrease to pre-tax earnings;

•	Net earnings and the related diluted per share amount to decrease $80 million and $0.10, respectively; and

•	No impact to total comprehensive income, net assets or cash.

Consolidation, Joint Ventures and Separate Financial Statements

The following pronouncements and related amendments must be adopted together no later than January 1, 2013 with earlier application permitted:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements	IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.
IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoptions of the pronouncements and amendments described above are not anticipated to have a material impact on the Company’s results and financial position. Upon the adoptions of these changes, the Company will no longer proportionately consolidate its joint arrangements in (i) Omgeo, a provider of trade management services within its Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company will apply the equity method to these joint ventures which will reduce consolidated revenues and reclassify the operating profit of each joint venture from consolidated operating profit to income from equity method investees. There will be no impact on net earnings. For segment reporting, the income from equity method investees for these joint ventures will be included within their respective segments’ measure of operating income.

IAS 1, Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, has been amended such that items presented in ‘other comprehensive income’ must be grouped into two categories depending on whether or not they will be classified to profit or loss in the future. The Company will early adopt the amendment in the fourth quarter of 2012. The amendment, which relates only to presentation, will not have a material impact on the Company’s results and financial position.

The following pronouncements, listed by applicable annual accounting period effective date, are being assessed to determine their impact on the Company’s results and financial position.

Effective – January 1, 2013, earlier application is permitted
IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle	Annual Improvements to IFRSs	The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (the “Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment, to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

Effective – January 1, 2015
IFRS 9	Financial Instruments (Classification and Measurement)	IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements and related amendments, which relate to presentation and disclosure, are applicable to the Company for annual accounting periods effective from January 1, 2013 (unless otherwise noted) and are not anticipated to have a material impact on the Company’s results and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

•	IFRS 12 - Disclosure of Interests in Other Entities; and

•	IAS 32 - Financial Instruments: Presentation (amendment effective January 1, 2014).

Note 3: Segment information

Effective January 1, 2012, the Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The Company was previously organized as two divisions: Professional (consisting of the Legal, Tax & Accounting and Intellectual Property & Science segments) and Markets, also a reportable segment (consisting of the financial and media businesses). The Financial & Risk unit consists of the financial businesses that were previously part of the Markets division and most of the Governance, Risk & Compliance businesses that were previously included within the Legal segment.

The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2011 was restated to reflect the current presentation.

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together communities of trading, investing, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific resources that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Media business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 11.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues
Financial & Risk	1,778	1,839	5,381	5,482
Legal	830	821	2,425	2,378
Tax & Accounting	262	242	855	709
Intellectual Property & Science	219	215	644	627
Reportable segments	3,089	3,117	9,305	9,196
Corporate & Other (includes Media)	79	83	244	249
Eliminations	(3)	(3)	(8)	(10)
Revenues from ongoing businesses	3,165	3,197	9,541	9,435
Other businesses (1)	51	256	338	795
Consolidated revenues	3,216	3,453	9,879	10,230

Operating profit
Segment operating profit
Financial & Risk	283	380	891	1,084
Legal	256	257	707	697
Tax & Accounting	34	37	158	127
Intellectual Property & Science	55	64	169	173
Reportable segments	628	738	1,925	2,081
Corporate & Other (includes Media)	(43)	(48)	(178)	(186)
Underlying operating profit	585	690	1,747	1,895
Other businesses (1)	15	75	25	176
Integration programs expenses (see note 5)	-	(39)	-	(151)
Fair value adjustments (see note 5)	(34)	102	(21)	112
Amortization of other identifiable intangible assets	(158)	(152)	(459)	(446)
Other operating (losses) gains, net	(18)	(17)	802	302
Consolidated operating profit	390	659	2,094	1,888

(1)
Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from the Media business and Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, news, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with integration programs that were completed in 2011 related to the 2008 acquisition of Reuters Group PLC (“Reuters”), and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Media. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs (other than expenses associated with the Reuters integration programs that were completed in 2011) are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Salaries, commissions and allowances	1,210	1,251	3,761	3,801
Share-based payments	14	19	71	81
Post-employment benefits	60	62	186	188
Total staff costs	1,284	1,332	4,018	4,070
Goods and services (1)	533	585	1,683	1,800
Data	253	262	764	771
Telecommunications	147	152	441	472
Real estate	120	134	362	392
Fair value adjustments (2)	34	(102)	21	(112)
Total operating expenses	2,371	2,363	7,289	7,393

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

In 2011, operating expenses included the final year of integration expenses from the 2008 acquisition of Reuters and other legacy efficiency initiatives. In the three and nine months ended September 30, 2011, $39 million and $151 million, respectively, of integration expenses were incurred, primarily comprised of severance, consulting and technology-related expenses. Because the integration and legacy efficiency programs were corporate initiatives, the related expenses were excluded from segment operating profit and reported separately in the segment information disclosures in note 3. Severance charges are reported within “Salaries, commissions and allowances”. Consulting and technology-related expenses associated with the integration programs are reported within “Goods and services”.

Note 6: Other operating (losses) gains, net

Other operating losses, net, were $18 million for the three months ended September 30, 2012. Other operating gains, net, were $802 million for the nine months ended September 30, 2012 and included approximately a:

•	$743 million gain from the sale of the Healthcare business;
•	$40 million gain from the sale of the Portia business; and
•	$37 million gain from the sale of the Trade and Risk Management business.

Other operating losses, net, were $17 million for the three months ended September 30, 2011. Other operating gains, net, were $302 million for the nine months ended September 30, 2011 and were primarily comprised of gains from the sales of the BARBRI legal education business and the Scandinavian legal, tax and accounting business.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Interest expense:
Debt	(103)	(103)	(308)	(319)
Derivative financial instruments - hedging activities	4	6	12	27
Other	8	(14)	(5)	(28)
Fair value gains (losses) on financial instruments:
Debt	1	(1)	4	6
Cash flow hedges, transfer from equity	90	(195)	87	(119)
Fair value hedges	4	(6)	1	9
Net foreign exchange (losses) gains on debt	(95)	202	(92)	104
	(91)	(111)	(301)	(320)
Interest income	1	9	6	19
Net interest expense	(90)	(102)	(295)	(301)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net gains (losses) due to changes in foreign currency exchange rates	29	(39)	20	7
Net gains (losses) on derivative instruments	-	4	22	(26)
Other	1	-	2	-
Other finance income (costs)	30	(35)	44	(19)

Net gains (losses) due to changes in foreign currency exchange rates
Net gains (losses) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains (losses) on derivative instruments
Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Taxation

Tax benefit (expense) for the three and nine months ended September 30, 2012 and 2011 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate. The following items also affected tax benefit (expense) in 2012:

Benefit (expense)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Sale of businesses
Healthcare	-	(137)
Trade and Risk Management	-	(33)
Portia	-	(14)

Discrete tax items
Uncertain tax positions(1)	69	153
Adjustments related to the prior year(2)	42	42
Corporate tax rates(3)	2	16
Other	2	13

(1)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(2)	Relates to changes in estimates identified during the preparation of the Company’s income tax returns.

(3)	Relates to the reduction of deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

The following items also affected tax expense in 2011:

In the third quarter of 2011, the Company concluded that certain tax losses that it had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary. The Company estimated that its inability to claim the losses resulted in a $51 million liability for underpaid taxes, which it paid in 2011. The liability related to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to the Company’s acquisition of Reuters. The Company increased goodwill by $28 million to establish the pre-acquisition portion of the liability. Tax expense for the three-month period included a $13 million charge, which was comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will be available for use in future periods.

The nine months ended September 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to the Company’s principal and controlling shareholder, The Woodbridge Company Limited (“Woodbridge”). As a result of Woodbridge selling its interest in that investment to a third party in April 2011, the tax losses became available to the Company for use for tax purposes. The nine-month period also included $123 million of tax expense related to the gain on the sale of the BARBRI legal education business.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings	474	381	1,735	1,210
Less: Earnings attributable to non-controlling interests	(12)	(12)	(37)	(28)
Dividends declared on preference shares	-	-	(2)	(2)
Earnings used in consolidated earnings per share	462	369	1,696	1,180
Less: (Earnings) loss from discontinued operations, net of tax	(2)	-	1	(2)
Earnings used in earnings per share from continuing operations	460	369	1,697	1,178

Earnings used in determining earnings per share from discontinued operations are the earnings (loss) from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Weighted average number of shares outstanding	825,499,489	833,647,089	827,133,896	834,561,763
Vested DSUs and PRSUs	757,702	998,430	670,843	1,062,708
Basic	826,257,191	834,645,519	827,804,739	835,624,471
Effect of stock options and TRSUs	2,147,953	2,066,735	1,943,228	2,578,547
Diluted	828,405,144	836,712,254	829,747,967	838,203,018

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

September 30, 2012	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	769	-	-	-	-	769
Trade and other receivables	1,772	-	-	-	-	1,772
Other financial assets - current	48	33	-	-	-	81
Other financial assets - non-current	73	-	292	25	-	390
Current indebtedness	-	-	-	-	(1,007)	(1,007)
Trade payables (see note 13)	-	-	-	-	(344)	(344)
Accruals (see note 13)	-	-	-	-	(1,613)	(1,613)
Other financial liabilities - current	-	(33)	-	-	(64)	(97)
Long term indebtedness	-	-	-	-	(6,255)	(6,255)
Other financial liabilities - non-current	-	-	(8)	-	-	(8)
Total	2,662	-	284	25	(9,283)	(6,312)

December 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	422	-	-	-	-	422
Trade and other receivables	1,984	-	-	-	-	1,984
Other financial assets - current	27	73	-	-	-	100
Other financial assets - non-current	154	-	251	20	-	425
Current indebtedness	-	-	-	-	(434)	(434)
Trade payables (see note 13)	-	-	-	-	(508)	(508)
Accruals (see note 13)	-	-	-	-	(1,756)	(1,756)
Other financial liabilities - current	-	(32)	-	-	(49)	(81)
Long term indebtedness	-	-	-	-	(7,160)	(7,160)
Other financial liabilities - non-current	-	-	(27)	-	-	(27)
Total	2,587	41	224	20	(9,907)	(7,035)

Cash and cash equivalents

At September 30, 2012, there was $312 million of cash and cash equivalents held in money market accounts (December 31, 2011 - $110 million). Of total cash and cash equivalents, $149 million and $147 million at September 30, 2012 and December 31, 2011, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

Current indebtedness included $1.0 billion of notes due in 2013 that were reclassified from long term indebtedness. There was no outstanding commercial paper at September 30, 2012. There was $390 million of outstanding commercial paper at December 31, 2011.

In July 2011, the Company repaid its C$600 million principal amount 5.25% notes due for $593 million (after swaps). The repayment was funded with commercial paper and other available resources.

The Company has a $2.0 billion unsecured revolving credit facility that currently expires in August 2016. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of September 30, 2012.

Note 11: Businesses held for sale

The Company intends to sell certain businesses that are no longer fundamental to its strategy. The results of operations from these businesses are reported within the “Other business” category. See note 3. The most significant of those businesses classified as held for sale at September 30, 2012 was Property Tax Consulting, a provider of property tax outsourcing and compliance services in the U.S., formerly in the Tax & Accounting segment.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

	September 30, 2012	December 31, 2011
Trade and other receivables	23	12
Computer software, net	5	76
Other identifiable intangible assets, net	36	-
Goodwill	64	659
Other assets	13	20
Total assets held for sale	141	767

Payables, accruals and provisions	16	14
Deferred revenue	1	13
Other liabilities	1	8
Total liabilities associated with assets held for sale	18	35

The balances classified as held for sale at December 31, 2011 primarily related to the Trade and Risk Management business, which was sold in the first quarter of 2012.

These businesses do not qualify for discontinued operations classification.

Note 12: Other non-current assets

	September 30, 2012	December 31, 2011
Net defined benefit plan surpluses	5	13
Cash surrender value of life insurance policies	255	241
Investments in equity method investees	249	253
Other non-current assets	43	28
Total other non-current assets	552	535

Note 13: Payables, accruals and provisions

	September 30, 2012	December 31, 2011
Trade payables	344	508
Accruals	1,613	1,756
Provisions	178	232
Other current liabilities	307	179
Total payables, accruals and provisions	2,442	2,675

Note 14: Provisions and other non-current liabilities

	September 30, 2012	December 31, 2011
Net defined benefit plan obligations	1,788	1,438
Deferred compensation and employee incentives	223	218
Provisions	174	176
Unfavorable contract liability	111	147
Uncertain tax positions	294	446
Other non-current liabilities	99	88
Total provisions and other non-current liabilities	2,689	2,513

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2012, the Company renewed its normal course issuer bid (“NCIB”) share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 22, 2012 and May 21, 2013.

The Company made no share repurchases in the third quarter of 2012. During the nine months ended September 30, 2012, the Company repurchased 5,948,600 of its common shares for approximately $168 million at an average price per share of $28.26. The Company has repurchased 4,332,200 of its common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Dividends declared per common share	$0.32	$0.31	$0.96	$0.93

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s dividend reinvestment plan. Details of dividend reinvestment were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Dividend reinvestment	10	12	29	65

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Non-cash employee benefit charges	40	(2)	161	133
Other(1)	(105)	(1)	(202)	28
	(65)	(3)	(41)	161

(1)	The 2012 periods include non-cash reversals of uncertain tax positions. See note 8.

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Trade and other receivables	(1)	(48)	153	24
Prepaid expenses and other current assets	(52)	38	(73)	82
Other financial assets	4	(12)	4	(5)
Payables, accruals and provisions	69	(149)	(309)	(603)
Deferred revenue	(147)	(95)	(162)	(61)
Other financial liabilities	13	14	(2)	7
Income taxes	(9)	137	299	341
Other	(30)	(43)	(121)	(134)
	(153)	(158)	(211)	(349)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and nine months ended September 30, 2012 and 2011 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2012	2011	2012	2011
Businesses and identifiable intangible assets acquired	8	14	25	31
Investments in businesses	-	1	-	1
	8	15	25	32

	Three months ended September 30,		Nine months ended September 30,
Cash consideration	2012	2011	2012	2011
Businesses and identifiable intangible assets acquired(1)	1,008	385	1,240	1,109
Contingent consideration payments	6	-	31	-
Investments in businesses	1	3	4	5
	1,015	388	1,275	1,114

(1)
Cash consideration is net of cash acquired of $12 million and $7 million for the three months ended September 30, 2012 and 2011, respectively, and $14 million and $16 million for the nine months ended September 30, 2012 and 2011, respectively.

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2012 and 2011:

Date	Company	Acquiring segment	Description
August 2012	FXall	Financial & Risk	A global provider of electronic foreign exchange trading solutions to corporations and asset managers
August 2012	MarkMonitor	Intellectual Property & Science	A provider of online brand protection
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software
July 2011	Manatron	Tax & Accounting	A provider of property tax automation and land registry software for governments and municipalities
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash and cash equivalents	12	7	14	16
Trade and other receivables	37	42	44	81
Other financial assets	7	-	7	-
Prepaid expenses and other current assets	26	(24)	28	19
Current assets	82	25	93	116
Computer hardware and other property, net	13	4	14	7
Computer software, net	89	48	113	114
Other identifiable intangible assets	259	98	348	374
Other financial assets and other non-current assets	2	7	2	8
Total assets	445	182	570	619
Current indebtedness	-	-	-	(50)
Payables, accruals and provisions	(41)	(10)	(52)	(54)
Deferred revenue	(45)	(24)	(61)	(67)
Current liabilities	(86)	(34)	(113)	(171)
Long-term indebtedness	-	(2)	-	(2)
Provisions and other non-current liabilities	(3)	(1)	(6)	(7)
Other financial liabilities	-	(14)	-	(14)
Deferred tax	(83)	(33)	(100)	(98)
Total liabilities	(172)	(84)	(219)	(292)
Net assets acquired	273	98	351	327
Goodwill	747	294	903	798
Total	1,020	392	1,254	1,125

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2012 and 2011 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While the Company does not believe that it has engaged in any anti-competitive behavior related to RIC symbols, it offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. The Company and the European Commission are discussing the results of a second market test recently completed by the European Commission related to the Company’s currently proposed commitments.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of September 30, 2012, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”), which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $69,000 for the year ended December 31, 2011.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2011 were $58,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $7 million for the nine months ended September 30, 2012.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services which were valued at approximately $800,000 for the nine months ended September 30, 2012. In the third quarter of 2012, the Company credited the joint venture approximately $600,000 to adjust prior service charges from 2009 to 2011.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2012.

Other transactions

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

Note 20: Subsequent events

Qualified U.S. Pension Plan

In order to mitigate potential volatility in the Company’s financial position related to the assets and liabilities of its qualified U.S. defined benefit pension plan (the “Plan”) as well as the need for future contributions, the Company recently provided certain former employees that have vested benefits a limited opportunity to voluntarily elect to receive either:

•	a lump-sum payment in December 2012; or
•	reduced annuity payments commencing in January 2013 (with effect from December 2012).

This offer expires on November 7, 2012. Lump-sum settlement payments are expected to be made on December 3, 2012 and will be funded from Plan assets.

Through November 1, 2012, lump-sum elections totaled $244 million. Upon making the lump-sum payments to settle these pension obligations, the Company expects to record a pre-tax gain in the fourth quarter of 2012. The settlement gain arises because the discount rate used to value the lump-sum payments is expected to be higher than the discount rate used to value the pension obligation in the Company’s financial statements on the settlement date. Based on elections through November 1, 2012 and the applicable discount rate, the expected pre-tax gain is approximately $93 million. The actual gain or loss will reflect final response levels and the discount rate on December 3, 2012 and could vary materially from the expected gain. Based on current response levels, a 50 basis point increase or decrease in the discount rate would decrease or increase the expected gain by approximately $32 million.

Hurricane Sandy

In late October 2012, Hurricane Sandy caused widespread property damage and power outages in part of the East Coast of the U.S. which disrupted financial and commercial markets. The Company has not been able to fully assess the impact of the hurricane, but does not expect it to be material to its results and financial position.